------                                                                                              --------------------------------
FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
------                                                  WASHINGTON, D.C. 20549                      --------------------------------
                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP           Expires:       January 31, 2005
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------


             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Winokur, Herbert S., Jr.                 NATCO Group Inc. (NTG)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS Identifi-   4. Statement for Month/Day/Year   [X] Director  [X] 10% Owner
                                            cation Number                                     [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person, if an                                         below)
                                            entity
                                            (voluntary)
   30 East Elm Street                                            4/1/03
---------------------------------------                     ------------------------------------------------------------------------
        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Day/Year)       (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Greenwich,  CT       06830                                                                    Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title     2. Trans-  2A.Deemed   3.Trans-    4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   of           action     Execution  action       or Disposed of (D)                Securities       Direct (D) or       Indirect
   Security     Date       Date,if    Code         (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
   (Instr.3)               any        (Instr.8)                                      Owned Following  (Instr. 4)          Ownership
                          (Month/Day/                                                Reported                             (Instr. 4)
               (Month/     Year)                                                     Transaction(s)
               Day/Year)                                                            (Instr. 3 and 4)
                                     --------------------------------------------
                                      Code    V    Amount   (A) or (D) Price
------------------------------------------------------------------------------------------------------------------------------------
Class A Common
Stock, par value                                                                                                           See Note
$0.01 per share   4/1/03               J(1)       500,000   See Note 1  $5.70         1,335,951             I                 (2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common
Stock, par value                                                                                                           See Note
$0.01 per share   4/1/03               J(1)       500,000   See Note 1  $5.70           500,000             I                 (3)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common
Stock, par value
$0.01 per share                                                                          26,428             D                 N/A
------------------------------------------------------------------------------------------------------------------------------------
Class A Common
Stock, par value                                                                                                           See Note
$0.01 per share                                                                       3,087,021             I                 (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------



FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction  3A.Deemed   4. Transaction  5. Number of
   Derivative     or Exercise    Date            Execution   Code            Derivative
   Security       Price of       (Month/Day/     Date, if    (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)           any                         Acquired (A)
                  Security                       (Mo/Dy/Yr)                  or Disposed
                                                                             of (D)
                                                                             (Instr. 3, 4,
                                                                              and 5)
                                                             --------------------------------------
                                                             Code    V     (A)          (D)
---------------------------------------------------------------------------------------------------
Common Stock
purchase
options
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------


FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned Follow-   Direct (D) or     (Instr. 4)
                                                             ing Reported    Indirect (I)
                                                             Transactions(s) (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                  Amount
  Date     Expir-                 or
  Exer-    ation                  Number
  cisable  Date        Title      of Shares
-----------------------------------------------------------------------------------------------------------
                                                                 9,334(5)       (I)              See Note
                                                                                                    (5)


-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) On the transaction date, Capricorn Holdings, Inc. ("Capricorn Holdings"), of which Mr. Winokur is the sole stockholder, sold 500,000 shares to the Winokur 2003 Gift Trust dated April 1, 2003 (the "Trust"). Mr. Winokur is the trustee of the Trust and retains dispositive power over the assets of the Trust, including the shares reported in Table 1. Mrs. Deanne Winokur, the wife of Mr. Winokur, is presently the Special Trustee of the Trust with respect to the shares of NATCO Group Inc. held by the Trust and has voting power over such shares.

(2)   Shares owned directly by Capricorn Holdings.

(3)   Shares owned directly by the Trust. See Note 1.

(4) Shares owned by Capricorn Investors II, L.P ("Capricorn II"). Mr. Winokur is the managing member of Capricorn Holdings, LLC, the general partner of Capricorn II and, as such, may be deemed to have both voting and investment power over such shares. Mr. Winokur may be deemed to have a pecuniary interest in the shares owned by Capricorn II through his membership interest in Winokur Family Investors LLC, which is both a limited partner of Capricorn II and a member of Capricorn Holdings LLC. For purposes of Section 16(b) of the Securities Exchange Act of 1934, Mr. Winokur disclaims beneficial ownership of such shares in excess of his pecuniary interest.

(5) Options owned directly by Capricorn II, of which 8,269 options are presently exercisable.


                      /s/ HERBERT S. WINOKUR, JR.              4/2/03
                      -------------------------------    -------------------
                      **Signature of Reporting Person           Date

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

     * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

     ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                                                SEC 1472 (08-02)